Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION OF CEMPRA, INC.

PURSUANT TO SECTION 242 OF THE

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

Cempra, Inc., a Delaware corporation (the “Corporation”), hereby certifies as follows:

The Board of Directors of the Corporation (the “Board”), pursuant to Section 242 of the Delaware General Corporations Law (“DGCL”), has duly adopted a resolution setting forth a proposed amendment (the “Amendment”) to the Corporation’s certificate of incorporation as currently in effect (the “Certificate of Incorporation”) and declaring such amendment advisable, and the stockholders of the Corporation have duly approved and adopted the Amendment at an annual meeting of stockholders called and held upon notice in accordance with Section 222 and Section 242 of the DGCL.

In order to effect such proposed amendment, ARTICLE IV of the Certificate of Incorporation is hereby amended by inserting the following two paragraphs at the beginning of ARTICLE IV:

At the time of filing of this Certificate of Amendment of the Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), each five (the “Conversion Number”) shares of the Corporation’s common stock, par value $0.001 (the “Common Stock”) (including treasury shares) issued and outstanding as of the Effective Time shall be reclassified and combined into one validly issued, fully paid and non-assessable share of Common Stock, automatically and without any action by the holder thereof (the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.001 per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split. In lieu of any fractional shares to which a stockholder would otherwise be entitled (after taking into account all fractional shares of Common Stock otherwise issuable to such holder), the Corporation shall, with no further action required on the part of the holder, pay cash in an amount equal to such fractional shares of Common Stock multiplied by the then fair value of the Common Stock as determined by the Board.

Each book entry share that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares formerly represented by such book entry share have been reclassified and combined (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time).

IN WITNESS WHEREOF, this Certificate of Amendment has been executed by a duly authorized officer of the Corporation on this day of November 3, 2017.

CEMPRA, INC.

By:	/s/ David Zaccardelli
Name:	David Zaccardelli
Title:	Acting Chief Executive Officer